11/3

03037055

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO Oil Co Yukos

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4209 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 11/3/03

82-4809

YUKOS Oil Company
U.S. GAAP Consolidated Financial Statements
December 31, 2002

PRICEWATERHOUSECOOPERS

OAO Oil Co Yukos

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of YUKOS Oil Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in shareholders' equity present fairly, in all material respects, the financial position of YUKOS Oil Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Moscow, Russian Federation
May 8, 2003

AR/S
12-31-02

YUKOS Oil Company

Consolidated Statements of Cash Flows

(expressed in millions of U.S. Dollars)

	Year ended December 31, 2002	2001	2000
Operating activities			
Net income	3,058	3,156	3,724
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense	256	104	595
Depreciation, depletion and amortization	459	270	218
Realized gains on marketable securities	(46)	(128)	(165)
Write-offs of property and investments	39	48	52
Reversal of provision for doubtful debts	(20)	(40)	(35)
Minority interest	6	8	19
Income from equity affiliates	(29)	(7)	(15)
Effect of foreign exchange on balance sheet items	118	170	(43)
Goodwill impairment	50	-	-
Other	84	(5)	(41)
Changes in operational working capital, excluding cash and debt:			
Accounts receivable	(731)	(350)	(768)
Inventories	(25)	(63)	(105)
Other current assets	(91)	(62)	8
Trade accounts and notes payable	46	94	(68)
Other accounts payable and accrued liabilities	(2)	33	(206)
Taxes payable	(205)	(114)	140
Net cash provided by operating activities	2,967	3,114	3,310
Investing activities			
Net additions to property, plant and equipment	(1,263)	(954)	(589)
Net purchases of long-term investments, including additional shares of subsidiaries and advances to investment dealers, net of cash acquired	(1,032)	(653)	(368)
Purchases of available-for-sale marketable securities	(2,313)	(4,746)	(1,417)
Proceeds from sales and maturity of available-for-sale marketable securities	2,265	4,068	908
Loans issued	(2,273)	(1,035)	-
Repayment of loans issued	2,247	459	-
Other	20	(101)	(167)
Net cash used for investing activities	(2,349)	(2,962)	(1,633)
Financing activities			
Net proceeds from (repayments of) short-term debt	3	(50)	40
Net repayments of long-term debt	(36)	(256)	(399)
Net sales of treasury shares	13	67	9
Dividends paid	(280)	(473)	(103)
Return of proceeds from share emission	(60)	-	-
Other	-	73	236
Net cash (used for) financing activities	(360)	(639)	(217)
Effect of foreign exchange on cash balances	(20)	(43)	(19)
Net change in cash and cash equivalents	238	(530)	1,441
Cash and cash equivalents at beginning of year	1,409	1,939	498
Cash and cash equivalents at end of year	1,647	1,409	1,939
Supplemental cash flow information:			
Cash paid for interest	18	24	60
Cash paid for income taxes	445	489	447

The accompanying notes are an integral part of these consolidated financial statements

YUKOS Oil Company

Consolidated Statements of Changes in Shareholders' Equity

(expressed in millions of U.S. Dollars, except as indicated)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 1999	2,237	9	854	917	-	(1)	1,779
Net income	-	-	-	3,724	-	-	3,724
Change in net unrealized gains on securities	-	-	-	-	34	-	34
Total comprehensive income							3,758
Purchases of treasury shares	-	-	-	-	-	(171)	(171)
Sales of treasury shares	-	-	37	-	-	28	65
Dividends declared	-	-	-	(205)	-	-	(205)
Balance at December 31, 2000	2,237	9	891	4,436	34	(144)	5,226
Net income	-	-	-	3,156	-	-	3,156
Change in net unrealized gains on securities	-	-	-	-	(8)	-	(8)
Total comprehensive income							3,148
Purchases of treasury shares	-	-	-	-	-	(1)	(1)
Sales of treasury shares	-	-	32	-	-	35	67
Stock-based compensation plans	-	-	1	-	-	-	1
Dividends declared	-	-	-	(378)	-	-	(378)
Balance at December 31, 2001	2,237	9	924	7,214	26	(110)	8,063
Net income	-	-	-	3,058	-	-	3,058
Change in net unrealized gains on securities	-	-	-	-	84	-	84
Foreign currency translation adjustment	-	-	-	-	7	-	7
Total comprehensive income							3,149
Sales of treasury shares	-	-	7	-	-	6	13
Stock-based compensation plans	-	-	3	-	-	-	3
Dividends declared	-	-	-	(673)	-	-	(673)
Balance at December 31, 2002	2,237	9	934	9,599	117	(104)	10,555

The accompanying notes are an integral part of these consolidated financial statements

(expressed in U.S. Dollars (tabular amounts in millions))

Note 3: Summary of Significant Accounting Policies

Principles of consolidation and long-term investments. The consolidated financial statements include the operations of all entities in which the Company directly or indirectly controls more than 50 percent of the voting stock, except where conditions exist such that the Company is not able to exercise control of the entities' operations. Significant joint ventures and investments in which the Company has voting ownership interests between 20 and 50 percent or otherwise exercises significant influence are accounted for using the equity method and adjusted for estimated impairment. Long-term investments in other unquoted companies are accounted for at cost and adjusted for estimated impairment.

Cash equivalents. Cash equivalents include all marketable securities with original maturities of three months or less.

Marketable securities. Substantially all marketable securities with original maturities greater than three months are classified as available-for-sale. Such securities are reported at fair value. Realized gains and losses are included in the consolidated statements of income. Unrealized gains and losses, net of related income taxes, are included as a separate component of shareholders' equity and changes therein are included in other comprehensive income.

Other short-term investments. Other short-term investments represent loans receivable from Russian corporations with maturities of less than one year. Such amounts are recorded at their respective face values, less any valuation allowances, as appropriate.

Accounts receivable. Accounts receivable are presented at their respective face values, less any valuation allowances, as appropriate, and include value-added taxes which are payable to tax authorities upon collection of such receivables.

Inventories. Inventories are recorded at the lower of average cost and net realizable value. Costs capitalized to inventory include, but are not limited to, direct and indirect labor costs, utilities and production taxes.

Property, plant and equipment. The Company follows the successful efforts method of accounting for its oil and gas properties, whereby property acquisitions, successful exploratory wells, all development costs (including development dry holes), and support equipment and facilities are capitalized. Unsuccessful exploratory wells are charged to expense at the time the wells or other exploration activities are determined to be nonproductive. Production costs, overheads and all exploration costs other than exploratory drilling are charged to expense as incurred. Acquisition costs of unproved properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is calculated using the units-of-production method for each field based upon proved reserves for property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, are reserved using the units-of-production method and are included as a component of depreciation, depletion and amortization.

Gains or losses are not recognized for normal retirements of oil and gas properties subject to composite depreciation, depletion and amortization. Gains or losses from other retirements or sales are included in the determination of net income.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 3: Summary of Significant Accounting Policies (Continued)

Depreciation of assets not directly associated with production is calculated on a straight-line basis as follows:

Buildings and constructions	5 - 33	years
Machinery and equipment	5 - 15	years
Computers and telecommunications equipment	2 - 5	years

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires long-lived assets with recorded values that are not expected to be recovered through undiscounted future cash flows to be written down to current fair value.

Maintenance and repairs and minor renewals are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

In addition to its production assets, the Company also maintains and constructs assets for the social use of the local community ("social assets"). Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Company. Maintenance and repairs of social assets are expensed as incurred.

Environmental liabilities. Liabilities for environmental remediation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Pension and post-employment benefits. The Company's mandatory contributions to the government pension scheme are expensed when incurred. Costs associated with discretionary pension and other post-employment benefits are expensed over the vesting periods associated with covered employees or expensed immediately if no service requirement exists.

Revenue recognition. Revenues from the production and sale of crude oil and petroleum products are recognized when deliveries to final customers are made, title passes to the customer, and collectability is reasonably assured.

Stock-based compensation. The Company has elected to account for stock-based compensation awards to employees and third parties in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Under SFAS 123, the Company recognizes compensation expense equal to the fair value of the award on the date of grant for fixed awards. For conditional stock awards, the Company follows SFAS 123 provisions for accounting for plans with performance conditions and records compensation cost over the period from grant date to vesting based upon the fair value of the awards at grant date.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 4: Cash and Cash Equivalents

At December 31, 2002 and 2001, cash and cash equivalents comprised the following:

	December 31, 2002	December 31, 2001
U.S. Dollar bank deposits	1,310	925
U.S. Dollar bank promissory notes	-	15
Russian Ruble bank deposits (RR 10,318 million and RR 13,883 million at December 31, 2002 and 2001, respectively)	325	461
Russian Ruble certificates of deposit (RR 259 million and RR 20 million at December 31, 2002 and 2001, respectively)	8	1
Russian Ruble bank promissory notes (RR 141 million and RR 220 million at December 31, 2002 and 2001, respectively)	4	7
	1,647	1,409
Less: cash and cash equivalents at Trust and Investment Bank and Bank MENATEP Saint Petersburg	(665)	(725)
Total cash and cash equivalents	982	684

The Company's balances at Trust and Investment Bank (Note 16) and Bank MENATEP Saint Petersburg (Note 16) comprise a substantial portion of the banks' total assets. At December 31, 2001, the Company's balances comprised 41 percent of Trust and Investment Bank's total assets and 26 percent of Bank MENATEP Saint Petersburg's total assets. At December 31, 2002, the Company reduced its concentration in Trust and Investment Bank to 26 percent of Trust and Investment Bank's total assets, and the Company's balances comprised 30 percent of Bank MENATEP Saint Petersburg's total assets. At December 31, 2002, the majority of the assets of Trust and Investment Bank and Bank MENATEP Saint Petersburg were invested in securities issued by the government of the Russian Federation and in loans to Russian corporations. Because the Company's deposits represent a significant portion of the banks' total assets, the immediate availability of a portion of this amount depends upon the banks' liquidity at any given point in time.

Note 5: Marketable Securities and Other Short-Term Investments

	December 31, 2002	December 31, 2001
Marketable securities	1,752	1,577
Other short-term investments	596	459
Total marketable securities and other short-term investments	2,348	2,036

(expressed in U.S. Dollars (tabular amounts in millions))

Note 5: Marketable Securities and Other Short-Term Investments (Continued)

All marketable securities held by the Company are classified as available-for-sale. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included as a separate component of shareholders' equity. Realized gains and losses are included in income on a current basis. The Company determines cost on a last-in-first-out basis. Details of the net carrying amount, gross unrealized holding gains and losses, and fair value of marketable securities at December 31, 2002 and 2001 are as follows:

	Net carrying amount	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Bonds and other Russian government securities	1,029	113	-	1,142
Corporate debt securities	442	7	-	449
Equity securities	167	20	(26)	161
Total marketable securities at December 31, 2002	1,638	140	(26)	1,752
Bonds and other Russian government securities	829	33	-	862
Corporate debt securities	661	5	-	666
Equity securities	60	2	(13)	49
Total marketable securities at December 31, 2001	1,550	40	(13)	1,577

At December 31, 2002, marketable debt securities with fair values totaling USD 613 million mature during 2003, and with fair values totaling USD 978 million mature between 2004 and 2028.

Gross realized gains and losses on marketable securities for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Year ended December 31, 2002	2001	2000
Gross realized gains	63	140	168
Gross realized losses	(17)	(12)	(3)
Net realized gains on marketable securities	46	128	165

(expressed in U.S. Dollars (tabular amounts in millions))

Note 9: Equity Investees and Long-Term Investments

The Company has several investment affiliates and joint ventures accounted for using the equity method, and long-term investments accounted for at cost. The nature and extent of these investments change over time. Equity investees include those entities in which the Company has voting ownership interests between 20 and 50 percent or otherwise exercises significant influence, or entities in which the Company has voting ownership interests of more than 50 percent but does not control the entity. A summary of the impact of equity investees and long-term investments on the consolidated financial statements is as follows:

	Ownership percentage at December 31,		Net book value at December 31,		Income (loss) from equity affiliates for the year ended December 31,		
	2002	2001	2002	2001	2002	2001	2000
Trust and Investment Bank	37.2	37.2	61	47	14	6	3
Bank MENATEP Saint Petersburg	20.5	20.1	31	9	20	1	2
Belgorodenergo	25.0	19.9	13	11	-	-	-
Kubanenergo	26.3	19.9	15	12	-	-	-
Tomskenergo	25.9	19.9	27	21	-	-	-
Tambovenergo	25.1	-	7	-	-	-	-
Urengoil Inc. (Note 10)	100.0	50.0	-	25	-	-	-
Transpetrol a.s. (Note 10)	49.0	-	77	-	4	-	-
Rospan (Note 10)	56.0	-	110	-	-	-	-
AB Mazeikiu Nafta (Note 10)	53.7	-	-	-	(12)	-	-
Other affiliates and joint ventures			26	9	3	-	10
Long-term investments, at cost			79	70	-	-	-
Total			446	204	29	7	15

The Company's ownership interests in Trust and Investment Bank and Bank MENATEP Saint Petersburg did exceed 50 percent during part of 2000. Consequently, the Company consolidated the banks for this short period of time. The Company's ownership interests in the banks were permanently reduced to below 50 percent during 2000 and they continue to be controlled by Group MENATEP Limited (Note 16).

.Losses of USD 12 million from the Company's equity interest in Mazeikiu Nafta represent its share of the results of operations during the period from June 2002 to September 2002, when the Company held a 26.85 percent interest in Mazeiku Nafta. Mazeiku Nafta's results beginning from the Company's acquisition of a controlling stake in September 2002 are consolidated in the Company's consolidated statements of operations, of cash flows and of shareholders' equity.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 10: Acquisitions

Acquisition of Sakhaneftegas. Through a series of transactions during 2002, the Company purchased a 50.4 percent interest in OAO NNGK Sakhaneftegas ("Sakhaneftegas"), an oil and gas company operating in Eastern Siberia. The total purchase price of the interest was USD 50 million.

Sakhaneftegas and its subsidiaries hold a number of licenses for exploration, development and production of hydrocarbon reserves in Yakutia, Eastern Siberia. The acquisition of Sakhaneftegas positions the Company for participation in future developments in the oil and gas industry in Eastern Siberia.

The results of operations of Sakhaneftegas were included in the consolidated statements of income beginning December 2002. No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

Acquisition of stakes in AB Mazeikiu Nafta. In June 2002, the Company purchased a 26.85 percent interest in AB Mazeikiu Nafta ("MN"), a Lithuanian company that owns a refinery, export terminal and pipeline. The Company's investment included USD 75 million for the purchase of the shares and a USD 75 million loan guaranteed by the Lithuanian government to MN to modernize the refinery. In addition, the Company secured an agreement to supply 4.8 million metric tons (35 million barrels) of crude oil annually to the refinery for ten years, beginning in July 2002. In September 2002, the Company purchased an additional 26.85 percent interest in MN for USD 85 million. In connection with this additional purchase, the Company acquired the rights and obligations relating to a second loan to MN of USD 75 million (also guaranteed by the Lithuanian government). In addition to the share purchase and loans, the Company secured the rights to manage MN. Other acquisition costs related to the purchase of MN totaled USD 4 million.

The financial position and results of operations of MN were included in the Company's consolidated financial statements beginning September 2002.

The table below sets forth the condensed balance sheet information of Mazeikiu Nafta at acquisition and at December 31, 2002, excluding intercompany balances and following purchase accounting adjustments:

	At acquisition (unaudited)	December 31, 2002
Cash	135	109
Accounts and notes receivable, net	60	91
Inventories	67	84
Other current assets	5	-
Property, plant and equipment and other long-term assets	699	708
Total assets	966	992
Accounts payable and accrued liabilities	143	91
Short-term borrowings and current portion of long-term debt	13	27
Long-term debt	341	336
Other long-term liabilities	41	6
Total liabilities	538	460

(expressed in U.S. Dollars (tabular amounts in millions))

Note 11: Property, Plant and Equipment, Net (Continued)

The Company has estimated its liability based on current environmental legislation using estimated costs at the balance sheet dates. As is further described in Note 19, environmental regulations and their enforcement are continually being considered by government authorities. Consequently, the ultimate liabilities may differ from the recorded amounts.

The Company's oil and gas fields are situated on land belonging to government authorities. The Company obtains licenses from such government authorities and pays certain taxes to explore and produce from these fields. These licenses expire between 2013 and 2026, with the most significant licenses expiring between 2013 and 2015, and management believes that they may be extended at the initiative of the Company. Management intends to extend such licenses for properties expected to produce subsequent to their license expiry dates.

Note 12: Debt

Short-term debt and current portion of long-term debt were as follows:

	December 31, 2002	December 31, 2001
Short-term debt	63	22
Current portion of long-term debt	58	87
Total short-term debt and current portion of long-term debt	121	109

Included in short-term debt at December 31, 2002 and 2001, were Russian Ruble denominated amounts of RR 1,333 million (USD 42 million) and RR 151 million (USD 5 million), respectively. The Company's significant outstanding short-term borrowing agreements at December 31, 2002 bear interest at 7.0 percent per annum.

Long-term debt was as follows:

	December 31, 2002	December 31, 2001
Ministry of Finance/ International Bank for Reconstruction and Development	43	82
Government of the Republic of Lithuania	289	-
Other long-term borrowings	104	12
Less: current portion of long-term debt	(58)	(87)
Total long-term debt	378	7

Ministry of Finance/ International Bank for Reconstruction and Development. At December 31, 2002 and 2001, the Company had outstanding obligations to the Ministry of Finance of the Russian Federation and to the International Bank for Reconstruction and Development arising from borrowing agreements entered into by two of its subsidiaries. At December 31, 2002, the interest rates ranged from 5.06 percent to 6.01 percent per annum.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 12: Debt (Continued)

The following long-term borrowings were assumed with the Company's acquisition of Mazeikiu Nafta (Note 10) in September 2002.

Government of the Republic of Lithuania. At December 31, 2002, a U.S. Dollar-denominated loan agreement totaling USD 289 million was outstanding from the Government of the Republic of Lithuania. The debt is payable in installments from October 2005 to February 2007 and bears interest at 10 percent per annum.

Other Mazeikiu Nafta borrowings. Other long-term borrowings assumed in the Mazeikiu Nafta acquisition totaled USD 58 million. The weighted average interest rate of other Mazeikiu Nafta borrowings was 3.3 percent at December 31, 2002.

Intercompany debt of Mazeikiu Nafta. As discussed in Note 10, concurrent with its acquisition of first an equity stake and then a controlling stake in Mazeikiu Nafta, the Company provided a USD 75 million loan to Mazeikiu Nafta and then purchased another USD 75 million loan receivable from Mazeikiu Nafta. While these loans are eliminated for financial reporting purposes, the Company intends to refinance the loans through third party lenders. Such refinancing will be reflected as an increase in borrowings in the Company's consolidated financial statements.

Aggregate maturities of long-term debt outstanding at December 31, 2002 were as follows:

For the year ended December 31,	
2004	22
2005	142
2006	136
2007	20
Thereafter	58
Total long-term debt	378

Note 13: Other Accounts Payable and Accrued Liabilities

	December 31, 2002	December 31, 2001
Dividends payable	402	9
Advances from customers	54	67
Salaries and wages payable	64	34
Other	144	209
Total other accounts payable and accrued liabilities	664	319

(expressed in U.S. Dollars (tabular amounts in millions))

Note 14: Taxes (Continued)

Taxes other than income tax. The Company is subject to a number of taxes other than on income that are detailed below. Payroll-based taxes are included with salary costs within selling, general and administrative expenses and operating expenses, as appropriate.

	Year ended December 31,		
	2002	2001	2000
Export duties	914	987	577
Royalty and mineral restoration tax	-	409	212
Unified production tax	1,478	-	-
Excise and fuel sales tax	459	476	245
Road users tax	128	102	98
Property tax	54	47	39
Tax penalties and interest	12	40	16
Other	42	14	59
Total taxes other than income tax	3,087	2,075	1,246

Beginning January 1, 2002, mineral restoration tax, royalty tax and excise tax on crude oil production were abolished and replaced by the unified natural resources production tax. Through December 31, 2004, the base rate for the unified natural resources production tax is set at RR 340 per metric ton of crude oil produced, and is to be adjusted depending on the market price of Urals blend and the RR/USD exchange rate. The tax becomes nil if the Urals blend price falls to or below USD 8.00 per barrel. From January 1, 2005, the unified natural resources production tax rate is set by law at 16.5 percent of crude oil revenues recognized by the Company's exploration and production subsidiaries based on Regulations on Accounting and Reporting of the Russian Federation.

Taxes payable. Taxes payable at December 31, 2002 and 2001 were as follows:

	December 31,	
	2002	2001
Value-added tax	140	132
Income tax	8	95
Tax penalties and interest	7	62
Excise and fuel sales tax	105	91
Road users tax	38	14
Property tax	8	13
Royalty tax	-	35
Mineral restoration tax	-	29
Unified production tax	21	-
Other	65	41
Taxes payable	392	512

At December 31, 2002 and 2001, USD 91 million and USD 87 million, respectively, of value-added taxes payable represent deferred amounts that are due upon settlement of the related receivable balances.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 15: Shareholders' Equity

Final 2002 dividend. In April 2003, the Company's Board of Directors recommended for consideration at the Company's annual general meeting of shareholders that dividends of nominal RR 9.89 per share be paid for the Company's results for the year ended December 31, 2002. The Company's annual general meeting of shareholders is scheduled for June 2003. The recommended dividend comprises an interim dividend of nominal RR 5.70 per share, which was declared in the fourth quarter of 2002 and paid to shareholders in the first quarter of 2003, and an additional dividend of nominal RR 4.19 per share to be paid no later than August 2003.

Reserves available for distribution to shareholders are based on the statutory accounting reports of YUKOS Oil Company, which are prepared in accordance with Regulations on Accounting and Reporting of the Russian Federation and which differ from U.S. GAAP. Russian legislation identifies the basis of distribution as net income. For 2002, the current year statutory net income for YUKOS Oil Company as reported in the annual statutory accounting reports was RR 40,701 million. However, current legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and, consequently, actual distributable reserves may differ from the amount disclosed.

Note 16: Related Parties

The Company has undertaken numerous transactions with several of the companies within the Group MENATEP structure. These transactions primarily consisted of banking and investment activities, as well as consulting services, carried out by Trust and Investment Bank and Bank MENATEP Saint Petersburg, and are further described in the table below. As is further described in Note 18, the Company's core shareholders, through Yukos Universal, agree to fund benefits paid under the Veteran Social Support Program. Additionally, the Company undertook a number of transactions involving collection rights and installment liabilities with entities controlled by Group MENATEP and Bank MENATEP as a result of the bankruptcy proceedings of Bank MENATEP from 1999 to 2001 (Note 1).

Other significant related parties with whom the Company has undertaken transactions are outlined below:

Entity	Nature of relationship	Nature of transactions/balances
AB Mazekiu Nafta	Equity investee from July 2002 through September 2002, subsidiary thereafter	Sales of crude oil Purchase of transportation and logistics services
Achinsk Refinery	Equity investee partly through 2000; consolidated beginning in 2000	Purchase of crude oil processing services
Angarsk Petrochemical Company	Equity investee partly through 2000 and 2001; subsidiary thereafter	Purchase of crude oil processing services
MENATEP IFA	Common control	Sale of Bank MENATEP collection rights
Group MENATEP	Common control	Installment liabilities
Pecunia Universal Limited	Common control	Purchases and sales of marketable securities
Progress Garant	Subsidiary partly through 2000; equity investee partly through 2000 and 2001; cost investment thereafter, common control	Purchase of insurance
Rospan	Equity investee since December 2002	Long-term accounts receivable
Transpetrol a. s.	Equity investee since April 2002	Purchase of transportation services
Sibintek	Subsidiary partly through 2001, equity investee thereafter, common control	Purchase of information technology services
Volgotanker	Equity investee partly through 2000; cost investment thereafter	Purchase of transportation services

(expressed in U.S. Dollars (tabular amounts in millions))

Note 18: Stock-Based Compensation (Continued)

In December 2002, the Company granted 6,121,665 nontransferable conditional stock awards to certain key management personnel. The awards vest 20 percent each October through 2007. Participants will receive the designated shares of stock on each vesting date if they have been continuously employed by the Company and have maintained satisfactory performance.

The Company has elected to account for employee stock compensation in accordance with the fair value provisions of SFAS 123. Under SFAS 123, the Company recognizes compensation expense equal to the fair value of the awards on the date of grant for fixed awards and based upon the fair value of variable awards during the vesting period.

The fair value of the Company's stock awards is measured as the estimated present value at grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used for employee grants made during 2001: expected volatility of 68.5 percent, a risk-free interest rate of 4.2 percent for conditional stock awards and 4.5 percent for stock options, expected annual dividend yield of 2.5 percent, and an expected term of six years. The weighted-average fair value of the Company's employee stock options granted in 2001 was USD 2.06 and the weighted-average fair value of conditional stock grants was USD 2.59.

For conditional stock grants made in December 2002, total compensation expense was measured equal to the market value of the Company's shares on grant date less the present value of expected dividends prior to vesting. The following weighted-average assumptions were used for the conditional stock grants made in December 2002: a risk-free interest rate of 2.0 percent and an expected annual dividend yield of 3.0 percent. The weighted-average fair value of the Company's conditional stock granted in December 2002 was USD 8.79.

Recorded compensation expense related to conditional stock awards and stock options issued by the Company to employees was USD 3 million and USD 1 million for the years ended December 31, 2002 and 2001, respectively.

Veteran Social Support Program. During 2000, the Company established the Veteran Social Support Program (the "Program") to provide retirement benefits and to fund the benefits for employees of the Company with at least 10 years experience as of January 1, 1999 (the "Participants"). Specifically, the Program's objective is to provide payments to Participants that would allow the Participants to move from their current residences to a more desirable location. Program benefits are based upon the performance of the Company's stock, subject to certain minimum stock performance and maximum benefit restrictions.

During 2001, certain core shareholders of the Company established the Veterans' Trust (the "Trust") to fund benefits paid under the Program. The Trust was funded by the shareholders with shares of YUKOS Oil Company ordinary stock. Under the terms of the Trust, benefits under the Program will be paid directly by the Trust beginning in 2005. Until that time, benefits claimed under the Program will be paid by the Company.

Total benefits payable under the Program are based upon the market appreciation on a notional number of shares of the Company's stock from a base of USD 1.20 per share to a ceiling of USD 3.25 per share. Accordingly, at December 31, 2002, maximum benefits payable under the plan were USD 358 million.

U.S. GAAP establishes that the substance of the Program is substantially the same for the Company and the employee whether the Plan is adopted by the Company or by a principal shareholder. Consequently, the Company recognizes all expenses under the Program. Any program costs paid by the shareholders or by the Trust will be recognized as additional capital contributions to the Company in the periods in which the Company receives such contributions from the shareholders or the Trust. The cost of Program benefits is recognized as compensation expense over the Participants' remaining service lives in accordance with the provisions of SFAS 123.

(expressed in U.S. Dollars (tabular amounts in millions))

Note 18: Stock-Based Compensation (Continued)

During 2002, 2001 and 2000, the Company recognized USD 56 million, USD 136 million and USD 10 million, respectively, of compensation expense related to the Program. At December 31, 2002 and 2001, accumulated Program benefits of USD 202 million and USD 146 million, respectively, were recorded within other long-term liabilities.

Other stock compensation. In October 2001, the Company issued 6,153,846 options to a third party for advisory services. The options were immediately exercisable for USD 3.25 per share.

The following weighted-average assumptions were used for third-party grants made during 2001: expected volatility of 68.5 percent, a risk-free interest rate of 4.2 percent, expected annual dividend yield of 2.5 percent, and an expected term of three years. The weighted-average fair value of the Company's third-party stock options granted in 2001 was USD 1.39. Recorded compensation expense related to third-party grants was USD 8.6 million for the year ended December 31, 2001.

All awards outstanding at December 31, 2002 are outlined below.

	Shares under option	Weighted average exercise price (USD)
Awards outstanding at December 31, 2000	-	-
Granted	13,060,376	1.73
Awards outstanding at December 31, 2001	13,060,376	1.73
Granted	6,152,665	0.01
Exercised	(3,108,404)	3.25
Canceled	(34,620)	1.63
Awards outstanding at December 31, 2002	16,070,017	0.77

	Shares under option	Number exercisable at December 31, 2002	Weighted average exercise price (USD)	Weighted-average remaining contractual life in years
Conditional stock awards	11,470,275	-	-	-
Employee stock options	1,545,896	160,369	-	-
Third-party stock options	3,053,846	3,053,846	3.25	1.8

(expressed in U.S. Dollars (tabular amounts in millions))

Note 20: *Segment Information* (Continued)

Operating segment information as at and for the year ended December 31, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Intersegment sales elimination	Total
Sales and other operating revenues					
International sales – crude oil	2	5,956	-	-	5,958
International sales – petroleum products	-	2,289	-	-	2.289
Domestic sales – crude oil	8	78	-	-	86
Domestic sales – petroleum products	2	2,580	-	-	2,582
Other	267	126	65	-	458
Intersegment sales	2,611	45	26	(2,682)	-
Total sales and other operating revenues	2,890	11,074	91	(2,682)	11,373
Costs and other deductions					
Crude oil and petroleum products purchased	18	322	-	-	340
Operating expenses	993	527	76	(117)	1,479
Distribution expenses	1	1,513	-	-	1,514
Selling, general and administrative expenses	250	259	326	-	835
Depletion, depreciation and amortization	408	27	24	-	459
Taxes other than income tax	1,577	1,507	3	-	3,087
Exploration expenses	87	-	-	-	87
Other	60	12	17	-	89
Intersegment purchases	42	2,518	5	(2,565)	-
Total costs and other deductions	3,436	6,685	451	(2,682)	7,890
Interest income	3	-	330	-	333
Interest expense	(17)	-	(47)	-	(64)
Exchange gain (loss), net	18	(87)	(49)	-	(118)
Other income, net	-	-	176	-	176
Total other income (loss)	4	(87)	410	-	327
Total income tax expense (benefit)	(88)	366	468	-	746
Minority interest	10	(4)	(12)	-	(6)
Segment net income (loss)	(444)	3,932	(430)	-	3,058
Additions to property, plant and equipment	932	268	82	-	1,282
Total assets	5,264	3,589	5,541	-	14,394

(expressed in U.S. Dollars (tabular amounts in millions))

Note 20: Segment Information (Continued)

Operating segment information as at and for the year ended December 31, 2001 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Intersegment sales elimination	Total
Sales and other operating revenues					
International sales – crude oil	-	4,942	-	-	4,942
International sales – petroleum products	-	1,692	-	-	1,692
Domestic sales – crude oil	5	50	-	-	55
Domestic sales – petroleum products	6	2,504	-	-	2,510
Other	171	85	6	-	262
Intersegment sales	2,368	55	1	(2,424)	-
Total sales and other operating revenues	2,550	9,328	7	(2,424)	9,461
Costs and other deductions					
Crude oil and petroleum products purchased	-	481	-	-	481
Operating expenses	834	348	-	-	1,182
Distribution expenses	-	1,048	-	-	1,048
Selling, general and administrative expenses	168	204	299	-	671
Depletion, depreciation and amortization	240	22	8	-	270
Taxes other than income tax	646	1,428	1	-	2,075
Exploration expenses	52	-	-	-	52
Other	21	2	25	-	48
Intersegment purchases	53	2,366	5	(2,424)	-
Total costs and other deductions	2,014	5,899	338	(2,424)	5,827
Interest income	1	-	308	-	309
Interest expense	(6)	-	(39)	-	(45)
Exchange gain (loss), net	(14)	(130)	(26)	-	(170)
Other income, net	-	-	138	-	138
Total other income (loss)	(19)	(130)	381	-	232
Total income tax expense (benefit)	175	548	(21)	-	702
Minority interest	(16)	8	-	-	(8)
Segment net income	326	2,759	71	-	3,156
Additions to property, plant and equipment	759	98	36	-	893
Total assets	3,331	2,188	4,983	-	10,502

(expressed in U.S. Dollars (tabular amounts in millions))

In accordance with Statement of Financial Accounting Standards No. 69, *Disclosures about Oil and Gas Producing Activities* ("SFAS 69"), this section provides supplemental information on oil and gas exploration and production activities.

The Company's production activities are almost exclusively within the Russian Federation; therefore, substantially all of the information provided in this section pertains to this region. The Company operates directly and through various production subsidiaries.

Oil and Gas Exploration and Development Costs

The following tables set forth information regarding oil and gas exploration and development costs. The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year.

	Year ended December 31,		
	2002	2001	2000
Costs incurred in exploration and development activities			
Development costs	787	647	419
Property acquisition costs	406	-	65
Exploration costs	85	102	54
Total costs incurred in exploration and development activities	1,278	749	538

	December 31,		
	2002	2001	2000
Capitalized costs of oil and gas properties			
Producing assets	1,554	1,320	1,225
Support facilities and equipment	3,058	1,920	1,605
Incomplete construction	836	638	327
Total capitalized costs of oil and gas properties	5,448	3,878	3,157
Accumulated depreciation, depletion and amortization	(1,367)	(1,108)	(875)
Net capitalized costs of oil and gas properties	4,081	2,770	2,282

(expressed in U.S. Dollars (tabular amounts in millions))

Results of Operations for Oil and Gas Producing Activities

The Company's results of operations for oil and gas producing activities are shown below. Natural gas production does not represent a material portion of the Company's total oil and gas production.

In accordance with SFAS 69, results of operations for oil and gas producing activities do not include general corporate overhead and monetary effects, nor their associated tax effects. Income tax is based on statutory rates for the year adjusted for tax deductions, tax credits and allowances.

	Year ended December 31,		
	2002	2001	2000
Revenues from net production			
Sales	5,131	4,524	4,350
Transfers [(1)]	1,525	1,678	2,205
	6,656	6,202	6,555
Operating expenses	771	774	568
Taxes other than income tax	2,267	1,333	900
Depreciation, depletion and amortization	381	159	149
Exploration expenses	87	52	35
Related income tax expense	267	576	695
Results of operations for oil and gas producing activities	2,883	3,308	4,208

[(1)] Transfers represent oil transferred to affiliated enterprises for processing. Such transfers are valued at average domestic market prices for crude oil, as required under SFAS 69.

Proved Oil and Gas Reserve Quantities

As determined by the Company's independent reservoir engineers, DeGolyer and MacNaughton, the following information presents the quantities of proved oil and gas reserves and changes thereto as at and for the years ended December 31, 2002, 2001 and 2000. The definitions used are in accordance with applicable United States Securities and Exchange Commission ("SEC") regulations.

Proved reserves are defined as the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions. In some cases, substantial new investment in additional wells and related support facilities and equipment will be required to recover such proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change over time as additional information becomes available.

Management believes that proved reserves should include quantities which are expected to be produced after the expiry dates of the Company's production licenses. These licenses expire between 2013 and 2026, with the most significant licenses expiring between 2013 and 2015. Management believes the licenses may be extended at the initiative of the Company and management intends to extend such licenses for properties expected to produce subsequent to their license expiry dates. The Company has disclosed information on proved oil and gas reserve quantities and standardized measure of discounted future net cash flows for periods up to and past the license expiry dates separately.

(expressed in U.S. Dollars (tabular amounts in millions))

Proved Oil and Gas Reserve Quantities (Continued)

Net proved reserves of natural gas are presented below.

	Net proved reserves of natural gas recoverable up to license expiry dates		Net proved reserves of natural gas recoverable past license expiry dates		Total net proved reserves of natural gas	
	Billions of cubic feet	*Billions of cubic meters*	*Billions of cubic feet*	*Billions of cubic meters*	*Billions of cubic feet*	*Billions of cubic meters*
Reserves at December 31, 1999	1,193	34	1,077	30	2,270	64
Changes attributable to:						
Revisions	89	3	(28)	(2)	61	1
Extensions and discoveries	47	1	10	1	57	2
Acquisitions	160	5	3	-	163	5
Production	(103)	(3)	-	-	(103)	(3)
Reserves at December 31, 2000	1,386	40	1,062	29	2,448	69
Changes attributable to:						
Revisions	80	2	(7)	-	73	2
Extensions and discoveries	38	1	12	-	50	1
Production	(117)	(3)	-	-	(117)	(3)
Reserves at December 31, 2001	1,387	40	1,067	29	2,454	69
Changes attributable to:						
Revisions	(562)	(17)	(113)	(1)	(675)	(18)
Extensions and discoveries	7	-	2	-	9	-
Acquisitions	2,532	72	344	9	2,876	81
Production	(85)	(2)	-	-	(85)	(2)
Reserves at December 31, 2002	3,279	93	1,300	37	4,579	130
Net proved developed reserves (included above)						
At December 31, 1999	927	26	790	23	1,717	49
At December 31, 2000	978	28	782	22	1,760	50
At December 31, 2001	991	28	778	22	1,769	50
At December 31, 2002	1,675	47	814	23	2,489	70

(expressed in U.S. Dollars (tabular amounts in millions))

Proved Oil and Gas Reserve Quantities (Continued)

The table below represents reserve quantities attributable to the Company's net interest in equity affiliate, Rospan:

	Net proved reserves of crude oil, condensate and natural gas liquids		Net proved reserves of natural gas	
	Millions of barrels	*Millions of metric tons*	*Billions of cubic feet*	*Billions of cubic meters*
Reserves at December 31, 2002	48	6	990	28
Net proved developed reserves (included above)				
At December 31, 2002	9	1	203	6

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows is calculated in accordance with SFAS 69. SFAS 69 requires measurement of future net cash flows by applying year-end prices and costs and a discount factor of ten percent to year-end quantities of estimated net proved reserves using a standardized formula. The calculation assumes continuation of year-end economic and political conditions and requires extensive judgment in estimating the timing of future production of reserves. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculation as are discounted future net cash flows from equity affiliates. As a result, future cash flows calculated under SFAS 69 are not necessarily indicative of the Company's future cash flows, nor the fair value of its oil and gas reserves; other assumptions of equal validity could give rise to materially different results.

As described in the previous section, the Company has disclosed standardized measure of discounted future net cash flows for periods up to and past the license expiry dates separately.

	December 31, 2002		
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	96,718	75,207	171,925
Future development and production costs	(35,254)	(27,687)	(62,941)
Future income tax expense	(12,459)	(11,063)	(23,522)
Undiscounted future net cash flows	49,005	36,457	85,462
Ten percent annual discount	(19,620)	(32,390)	(52,010)
Standardized measure of discounted future net cash flows	29,385	4,067	33,452

(expressed in U.S. Dollars (tabular amounts in millions))

Changes in Standardized Measure of Discounted Future Net Cash Flows (Continued)

	Year ended December 31, 2000		
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Standardized measure of discounted future net cash flows at beginning of year	22,489	3,027	25,516
Sales and transfers of oil and gas produced	(4,948)	-	(4,948)
Accretion of discount	2,612	352	2,964
Net change in sales prices and in production (lifting) costs related to future production	(4,467)	(13)	(4,480)
Net change due to revisions in quantity estimates	1,345	(775)	570
Changes in estimated future development costs	(351)	19	(332)
Net change due to purchases and sales of minerals in place	97	-	97
Net change due to extensions, discoveries and improved recovery	740	(211)	529
Net change in income tax expense	446	141	587
Development costs incurred	419	-	419
Net change for the year	(4,107)	(487)	(4,594)
Standardized measure of discounted future net cash flows at end of year	18,382	2,540	20,922